UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date 16 September 2004	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director, Finance

Joint Merger Report Submitted to Government today

     (16 September 2004, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) and the MTR Corporation Ltd (MTRCL) today submitted to the Government a joint report which outlines a plan to integrate the railway operations of the two corporations and the results of a preliminary study on the Hong Kong section of the Express Rail Link.

     On 24 February this year, the Government invited the two railway corporations to commence discussions on a possible merger based on the following key parameters: the adoption of a more objective and transparent fare adjustment mechanism; the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares; early resolution of interchange arrangements for rail projects under planning, notably the Shatin-Central Link; ensuring job security for front line staff at the time of the merger; and provision of seamless interchange arrangements in the long run. The Corporation believes the report has positively addressed all the key parameters laid down by the Government.

     Mr Samuel Lai, Acting Chief Executive Officer of KCRC said, “The joint report is a product of six months’ hard work by the staff of both KCRC and MTRCL. Thanks to their full co-operation and support, the merger discussions have progressed smoothly.

     “The Government will need time to study the report, and further discussions with the Government on the details will be necessary. At this juncture, we are not in a position to discuss the merger report in any detail.

     “We do understand our staff members’ concerns about their future job security and benefits, and have made sincere and extensive efforts to address their concerns. We have set up a number of channels to communicate with them and gather their views, and have held regular meetings with staff representatives throughout the process. Staff issues have been a top priority during our discussions. We will continue to protect their interests and consult them on matters which will have an impact on them. We believe that the merged company would create for our staff new opportunities from new projects and the expansion of business both locally and overseas.”

     If the decision is made to go ahead with the merger, KCRC and MTRCL would conduct thorough and comprehensive studies in various areas in preparation for a detailed implementation plan. The Government would proceed with the legislative process, while MTRCL would take the merger proposal to its minority shareholders for approval.

     In the meantime, KCRC pledges to continue to provide quality transport services for the people of Hong Kong, and to ensure the successful completion of the current railway development projects

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